Exhibit 23.2
Consent Of John M. Siriunas P.Eng.


                         John N. Siriunas, P.Eng.

                 25 3rd Side Road, Mon, ON, Canada L9T 2W5
            Tel: 416-570-9271 E-mail: sidus@gofta-be-mined.com

18 February, 2003

Bayview Corporation.,
1859 Spyglass Place,
Suite 110,
Vancouver, BC
V5Z 4K6

Dear Sir:

This letter will constitute my permission for Bayview Corporation. to use my report of July 1, 2002, entitled "Report on the Mac-Len Property, Maclennan Township, District of Sudbury, Ontario" and prepared for Terry Loney, for any purposes normal to the business of Bayview Corporation. including any prospectus discussion of the report and to the report and/or myself being named in any registration statements.

Yours truly,

/s/ John Siriunas

John M. Siriunas, P.Eng.